Exhibit 99.1

QTREX’s Patent-Pending Technology Achieves First Direct Conversion of 3D-Printed Insulation into Graphene-Like Carbon to Protect Quantum Processors

Northeastern University research produced conductive carbon across all 20 tested laser-processing conditions; QTREX targets commercial launch of the underlying dielectric material as DF INSU300 by the end of the third quarter of 2026

Ness Ziona, Israel, August 19, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”) a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure, today announced a patent-pending technology targeting one of quantum computing’s recognized barriers to scale: stray radiation that breaks cooper pairs, generates quasiparticles, shortens qubit lifetimes and drives up error rates. Using localized laser processing, the technology achieved the first direct conversion of 3D-printed dielectric material into electrically conductive, graphene-like carbon. Selected regions of printed insulation were transformed into patterned conductive structures without added conductive materials or separate component assembly. The printed insulation itself becomes the conductor. QTREX is now integrating this capability into quantum packages as monolithic stray-photon absorbers are designed to intercept harmful photons before they reach superconducting circuits.

Research conducted at Northeastern University, using QTREX’s AME platform and its DF INSU300 dielectric material, produced conductive carbon across all 20 laser-processing conditions tested, and Raman spectroscopy confirmed the carbon’s graphene-like structure. Electrical resistance and conversion depth were controlled through laser power and scan speed, and the study defined a practical manufacturing window balancing electrical performance with the integrity of the printed substrate. This is the difference between producing a material and engineering a component: the results establish a controllable, repeatable process for creating functional carbon structures at chosen locations within printed quantum infrastructure.

As quantum processors scale to higher qubit counts, protection must move closer to sensitive circuitry without adding components or increasing assembly complexity. QTREX has therefore advanced the technology into validation at cryogenic temperatures and high frequencies, measuring the electrical behavior of the laser-written carbon and the absorption response of integrated absorber architectures. The target is photon protection built into printed packages and interconnects rather than attached to them: absorptive structures positioned precisely where circuits are most exposed, designed to replace bulky discrete components, reduce assembly interfaces and reclaim critical space inside the cryostat.

“You cannot assemble your way to a million qubits,” said Dagi Ben-Noon, Chief Executive Officer of QTREX. “QTREX is turning the printed package itself into part of the protection system. The material capability we have established lets us create functional structures exactly where the architecture requires them, close to the most sensitive superconducting circuits. This is the architecture quantum computing needs to scale: protection, connectivity and mechanical structure manufactured as a single integrated system.”

QTREX targets commercial launch of DF INSU300 by the end of the third quarter of 2026, bringing the dielectric material used in the Northeastern University research into the Company’s commercial platform. Results from the cryogenic and high-frequency validation program are expected to follow. The Company is advancing absorber application development with existing industry partners while expanding engagement with additional quantum-computing companies. A subsequent development track will evaluate integration with superconducting materials and electrodes, including configurations designed to explore the proximity effect and Josephson behavior, the junction physics at the heart of today’s leading superconducting quantum processors. Together, these tracks create a path from integrated passive protection to printed quantum components.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses quantum computing’s recognized barriers to scale: stray radiation that breaks cooper pairs, generates quasiparticles, shortens qubit lifetimes and drives up error rates, the potential advantages, benefits and capabilities of its conductive graphene-like carbon inside 3D-printed electronics; the approval of its pending patent technology; the ability of its technology to replace bulky discrete components, reduce assembly interfaces and reclaim critical space inside the cryostat; the development of monolithic stray-photon absorbers designed to intercept harmful photons before they reach superconducting circuits; the architecture quantum computing needs to scale; commercial launch of DF INSU300 and the timing thereof, bringing the dielectric material used in the Northeastern University research into the Company’s commercial platform; its expectation that the results from the cryogenic and high-frequency validation program are to follow; advancement of absorber application development with existing industry partners while expanding engagement with additional quantum-computing companies; and evaluation of integration with superconducting materials and electrodes, including configurations designed to explore the proximity effect and Josephson behavior. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact
QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485